UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 17, 2024, Davis Commodities Pte. Limited (the “Subsidiary”), a wholly owned subsidiary of Davis Commodities Limited (the “Company”) accepted a S$10,000,000 banking facility (the “Facility”) agreement (the “Agreement”). Pursuant to the terms and conditions contained in the Agreement, and any applicable law and regulations, the Facility is available for 12 months beginning on December 17, 2024 (“Term”).

The Agreement outlines certain allocations and purposes of the Facility, amongst others: (i) irrevocable sight and/or usance letters of credit to enhance import capabilities; (ii) trust receipts financing, supporting import and invoice financing activities; (iii) receiving immediate cash flow from the export letters of credit; (iv) receiving immediate cash for bills of exchange related to shipped goods; and (v) receiving financing for export invoices shortly after the goods reach their respective destinations.

The interest rates applicable to the Facility are tailored to reflect the specific needs and risks associated with each allocated purposes of the Facility. For Singapore Dollar denominated bills, the interest is charged at 2.50% per annum over the Singapore Overnight Rate Average (SORA) for trust receipts and import bill financing. For U.S. Dollar drawdowns, the rates are determined according to the CME Term Secured Overnight Financing Rate (SOFR).

Additionally, the Facility is subject to several material covenants that the Company shall adhere to. These include ensuring that Davis & KT Holdings Pte. Ltd. remains the major shareholder with more than 60% shareholding of the Company during the Term, and routing all sales collections through specified accounts maintained with the Facility provider. The Subsidiary is also required to comply with operational covenants, such as submitting regular financial reports and maintaining insurance coverage as specified by the Facility provider.

Pursuant to the terms and conditions of the Agreement, amongst other securities, the Company has executed a continuing unlimited guarantee (“Guarantee”) in favour of the Facility provider. The Guarantee specifies that the Company shall pay or discharge on a full indemnity basis all monies and liabilities being due or incurred by the Subsidiary payable to the Facility provider.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements. These statements are statements that are not historical facts and are based on the management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans”, “can” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated December 23, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

By:	/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

Date: December 23, 2024

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